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                               July 9, 2020

       Giora Rozensweig
       Principal Executive Officer
       World Health Energy Holdings, Inc.
       1825 NW Corporate Blvd., Suite 110
       Boca Raton, FL 33431

                                                        Re: World Health Energy
Holdings, Inc.
                                                            Form 8-K Filed
April 30, 2020
                                                            File No. 000-30256

       Dear Ms. Rozensweig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed April 30, 2020

       Item 9.01 Financial Statements and Exhibits, page 20

   1. Given the lack of operations and nominal assets of World Health Energy Holdings, Inc., there is no 71 day
extension of time available to file the financial statements of the private operating companies,
the pro forma information, or other required information. The financial statements
and pro forma information were due in the initial Form 8-K. Please refer to Item 9.01(c)
in the Form 8-K instructions and the definition of a shell company in
                                                        Rule 12b-2 under the
Exchange Act. Please amend your Form 8-K to provide the required information.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
       O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the
 Giora Rozensweig
World Health Energy Holdings, Inc.
July 9, 2020
Page 2

financial statements and related matters.



FirstName LastNameGiora Rozensweig                Sincerely,
Comapany NameWorld Health Energy Holdings, Inc.
                                                  Division of Corporation
Finance
July 9, 2020 Page 2                               Office of Life Sciences
FirstName LastName